UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

  Publicly Held Company

Corporate Taxpayer’s Registry No. 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. (Bradesco), in compliance with the Systematic of Monthly Payment of Interest on Shareholders’ Equity (Systematic), informs the schedule of payment of monthly interest on shareholders’ equity for the fiscal year of 2019, approved by its Board of Directors, as follows:

Month to which it relates

	Date of declaration and base date of Rights	Ex-Date	Payment Date
January	January 2, 2019	January 3, 2019	February 1, 2019
February	February 1, 2019	February 4, 2019	March 1, 2019
March	March 1, 2019	March 6, 2019	April 1, 2019
April	April 1, 2019	April 2, 2019	May 2, 2019
May	May 2, 2019	May 3, 2019	June 3, 2019
June	June 3, 2019	June 4, 2019	July 1, 2019
July	July 1, 2019	July 2, 2019	August 1, 2019
August	August 1, 2019	August 2, 2019	September 2, 2019
September	September 2, 2019	September 3, 2019	October 1, 2019
October	October 1, 2019	October 2, 2019	November 1, 2019
November	November 1, 2019	November 4, 2019	December 2, 2019
December	December 2, 2019	December 3, 2019	January 2, 2020

The amount planned to be paid to shareholders, registered in the Company’s records on the above-mentioned declaration dates and reference dates for the right, will be of R$0.017249826 per common share and R$0.018974809 per preferred share, which, net amount of the net withholding income tax of 15% (fifteen percent), correspond to R$0.014662352 per common share and R$0.016128588 per preferred share, except for legal entity shareholders who are exempted from such taxation, who will receive the declared value.

The payments shall be made as follows:

•      to the Shareholders with shares deposited in the Company and with the updated registration and banking details, upon credit to be made into the current accounts of the financial institutions informed by them;

•      to the Shareholders with shares in custody on B3 S.A. - Brasil, Bolsa, Balcão, through the institutions and/or brokers that maintain their positions in custody.

The shareholders that do not have their details updated should go straight to the Bradesco branch of their preference, with CPF (Individual Taxpayer’s ID), RG (Identity Card) and proof of residence, to update their registration details and receive the respective values to which they are entitled.

Bradesco clarifies that its current Systematic remains unchanged and that it will inform the market, in a timely manner, of any changes of dates and/or values contained in this notice.

Cidade de Deus, Osasco, SP, December 7, 2018

Yours faithfully,

Banco Bradesco S.A.
Denise Pauli Pavarina
Executive Managing Officer and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 7, 2018

BANCO BRADESCO S.A.

By:	/S/Denise Pauli Pavarina
Denise Pauli Pavarina Executive Managing Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.